UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42882

Texxon Holding Limited

703, Block A, 1799 Wuzhong Road

Minhang District, Shanghai, China, 200335
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 30, 2026, Texxon Holding Limited, an exempted company incorporated in the Cayman Islands (the “Company”), issued a press release announcing the results of its operations for the six months ended December 31, 2025, which press release is furnished as Exhibit 99.1.

Exhibit Index

Exhibit No.	Document Description
99.1	Earnings Press Release dated June 30, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Texxon Holding Limited

	By:	/s/ Hui Xu
	Name:	Hui Xu
	Title:	Chief Executive Officer

Date: June 30, 2026

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